James E. Hoegh, PT, ATC Work History

James is a licensed physical therapist and certified athletic trainer, and founder of Physical Therapy by Hoegh, a healthcare boutique in Sunbury, PA, with over 30 years of physical therapy experience. He's a native of Iowa, and has traveled the United States and Europe extensively as a contract physical therapist. He's a graduate of the University of Iowa, where he was Athletic Trainer to legendary coach and wrestler Dan Gable and the Iowa Hawkeyes, 1985-1996. He's an accomplished cyclist, hiker, and motorcyclist. In 2010 he partnered with Confederate Motors to pursue land speed racing at the infamous Bonneville Salt Flats, where he and Confederate Motors set National AMA records in 2012, 2013, and 2014, and which are unbroken yet today.